FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, March 1, 2022

Ger. Gen. No. 02 /2022

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (FMC) I, duly authorized, hereby inform you that yesterday the Superintendency of Companies of the Republic of Colombia authorized the statutory reform consisting of the merger by absorption (“the Merger”) of the subsidiaries of Enel Américas: Emgesa S.A. ESP (absorbing company), Codensa S.A. ESP, Enel Green Power Colombia S.A.S. ESP, and ESSA2 SpA (absorbed companies).

Today, March 1, 2022, Notary 11 of Bogota issued the respective public deed through which the Merger commitment, its annexes, and other necessary documents were registered. As of today, the Merger between the companies Emgesa S.A. ESP (absorbing company), Codensa S.A. ESP, Enel Green Power Colombia S.A.S. ESP, and ESSA2 SpA (absorbed companies) has been completed. The public deed was also registered today with the Bogota Chamber of Commerce, finalizing the Merger.

The new corporate name of the merged companies is Enel Colombia S. A. ESP.

As anticipated in previous communications, the resulting shareholding composition of the Colombian subsidiary Enel Colombia S.A. ESP is as follows: (i) Enel Américas S.A. with a 57.345% stake; ii) Grupo Energía Bogotá S.A. ESP with a 42.515% stake; and iii) other minority shareholders with a 0.140% stake.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)
Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)
Depósito Central de Valores SA (Central Securities Depositary)
Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: March 1, 2022